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                              December 23, 2022

       Alex D   Amico
       Chief Financial Officer
       Trulieve Cannabis Corp.
       6749 Ben Bostic Road
       Quincy, FL 32351

                                                        Re: Trulieve Cannabis
Corp.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 30,
2022
                                                            File No. 000-56248

       Dear Alex D   Amico:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Report of Independent Registered Public Accounting Firm, page F-2

   1. Based on the language provided in the audit reports of your successor and predecessor auditor, it does not
appear to us that either auditor has taken audit responsibility in their reports for the
adjustments made to the prior periods presented in your financial statements stemming
from the change in accounting principle and the revision of
                                                        previously issued
financial statements. Please amend your filing to include an audit report that takes
responsibility for the adjustments. Refer to AS 3105 and the PCAOB's Staff
                                                        Questions and Answers
on Adjustments to Prior-Period Financial Statements Audited by a
                                                        Predecessor Auditor.
 Alex D   Amico
FirstName LastNameAlex
Trulieve Cannabis Corp. D   Amico
Comapany23,
December   NameTrulieve
              2022       Cannabis Corp.
December
Page 2    23, 2022 Page 2
FirstName LastName
Note 2. Basis of Presentation
Change in Accounting Principle, page F-9

2. We note that in the fourth quarter of 2021, the company elected to change its accounting principle for measuring deferred tax assets and liabilities in acquisitions. Please explain to us the facts and circumstances concerning the change in accounting principle and provide us specific references in authoritative accounting guidance as support for both the newly adopted and previous accounting policies.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lynn Dicker at (202) 551-3616 or Eric Atallah, Senior Accountant, at
(202) 551-3663 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences